Exhibit (a)(1)(v)

Forms of Letters from the Fund
to Investors in Connection with Acceptance of Offers of Tender

CPG Cooper Square International Equity, LLC

This letter is being sent to you if you tendered Units of the Fund.

Dear Investor:

CPG Cooper Square International Equity, LLC (the "Fund") has received and accepted your tender request.

Unless the tender offer has been oversubscribed, 100% of the amount requested, will be paid as cash becomes available to the Fund, and is expected to be paid, in one or more installments, in full within five business days after June 30, 2022.

In the event that it is later determined, subsequent to the tender offer's valuation date of June 30, 2022, that the tender offer was oversubscribed, the amount paid to you may be reduced in accordance with the terms of the Offer to Purchase to reflect your proportional share of the aggregate tender offer amounts payable by the Fund. In that case, you will remain an investor in the Fund with respect to your units of beneficial interest of the Fund ("Units") that are not purchased.

Payments of cash will be wired either directly to the brokerage firm of record or, if not held at a brokerage firm, directly to the account you have designated.

The Fund generally will be required to report to the Internal Revenue Service and furnish to you the cost basis and holding period for Units repurchased from you by the Fund. The Fund has elected the "first in-first out" method as the default cost basis method for purposes of this requirement. If you wish to accept the "first in-first out" method as your default cost basis calculation method in respect of Units in your account, you do not need to take any additional action. If, however, you wish to affirmatively elect an alternative cost basis calculation method in respect of your Units, you must contact the Fund's Administrator, SS&C Technologies, Inc., ("SS&C") to obtain and complete a cost basis election form.

Should you have any questions, please feel free to contact SS&C at (833) 236-7275.

Sincerely,

CPG Cooper Square International Equity, LLC

CPG Cooper Square International Equity, LLC

This letter is being sent to you if you tendered Units of the Fund – Payment of Cash Amount.

Dear Investor:

Enclosed is a statement showing the breakdown of your withdrawal resulting from the repurchase of the requested units of limited liability company interests ("Units") of CPG Cooper Square International Equity, LLC (the "Fund").

Because you tendered Units of the Fund, a cash payment of [approximately] [__]% of the repurchase price is being wired either directly to the brokerage firm of record or, if not held at a brokerage firm, directly to the account you have designated. [Any balance remaining will be paid in one or more additional installments as soon as practicable hereafter.]

Should you have any questions, please feel free to contact SS&C at (833) 236-7275.

Sincerely,

CPG Cooper Square International Equity, LLC

Enclosure